Filed Pursuant to Rule 433 Registration Statement No. 333-233663

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Three ETFs
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

An approximately equally weighted basket comprised of the VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”), the Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”) and the iShares® Silver Trust (Bloomberg symbol: “SLV”).

Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Capped Value	[$13.00 to $13.40] per unit, a [30.00% to 34.00%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465920108848/a20-30794_32fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•          Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

•          Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components or the assets held by the Basket Components.

•          Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•          The initial estimated value of the notes on the pricing date will be less than their public offering price.

•          If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•          Changes in the price of one of the Basket Components may be offset by changes in the prices of the other Basket Components.

•          As a noteholder, you will have no rights to receive any shares of a Basket Component or any of its underlying assets, and you will not be entitled to receive securities, dividends or other distributions by a Basket Component or the issuers of the securities represented by that Basket Component.

•          There are liquidity and management risks associated with the Basket Components.

•          The GDX holds the stocks of foreign companies. Therefore, your return on the notes may be affected by factors affecting the international securities markets, including emerging markets. In addition, exchange rate movements may adversely impact the value of notes.

•          The notes are subject to risks associated with the energy sector.

•          A limited number of securities may affect the price of the GDX, and its underlying index is not necessarily representative of the gold and silver mining industry.

•          The notes will be subject to small-capitalization or mid-capitalization companies risk.

•          The performance of the GDX and the SLV may be adversely influenced by gold and silver prices, which may change unpredictably and adversely affect the value of the notes in unforeseeable ways.

•          There are risks associated with commodities trading on the London Bullion Market Association.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

		Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
		-100.00%	$0.00	-100.00%
		-50.00%	$5.00	-50.00%
		-20.00%	$8.00	-20.00%
		-10.00%	$9.00	-10.00%
		-6.00%	$9.40	-6.00%
		-3.00%	$9.70	-3.00%
		0.00%	$10.00	0.00%
		2.00%	$10.60	6.00%
		5.00%	$11.50	15.00%
		10.00%	$13.00	30.00%
		10.67%	$13.20(1)	32.00%
		20.00%	$13.20	32.00%
		50.00%	$13.20	32.00%
		100.00%	$13.20	32.00%
		(1) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC's Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.